March 5, 2020

Weng Kung Wong
Chief Financial Officer
Prime Global Capital Group Incorporated
E-5-2 Megan Avenue 1, Block E
Jalan Tun Razak
50400 Kuala Lumpur, Malaysia

       Re: Prime Global Capital Group Incorporated
           Form 10-K for the fiscal year ended October 31, 2019
           Filed February 3, 2020
           File No. 000-54288

Dear Mr. Wong:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2019

Report Of Independent Registered Public Accounting Firm, page F-1

1. We could not locate an audit opinion that covers the financial statements as of October 31,
      2018 and the year ended October 31, 2018. Please revise to include an audit opinion that covers all periods required pursuant to Rule 8-02 of Regulation S-X.
2. We note that the format and components of the audit opinion provided does not appear to conform to all the requirements outlined within paragraphs 5 to 10 of PCAOB Auditing
      Standard 3101. Please request a revised audit opinion from your independent registered public accounting firm and revise your filing to include such conforming audit opinion.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Weng Kung Wong
Prime Global Capital Group Incorporated
March 5, 2020
Page 2

       You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Wilson K. Lee,
Senior Staff Accountant, at (202) 551-3468 with any questions.



FirstName LastNameWeng Kung Wong                     Sincerely,
Comapany NamePrime Global Capital Group Incorporated
                                                     Division of Corporation
Finance
March 5, 2020 Page 2                                 Office of Real Estate &
Construction
FirstName LastName